10025742

RECD S.E.C.
FEB 25 2010
808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Watermark Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Link — (212) 451-1187
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Marc Baltuch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watermark Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

MOSHE A. LUCHINS
Notary Public, State of New York
No. 02LU5078353
Qualified in New York County
Commission Expires May 27, 2011

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO
BDO Seidman, LLP
Accountants and Consultants
100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Board of Directors
Watermark Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Watermark Securities, Inc. ("Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Watermark Securities, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 17, 2010

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	**$ 523,448**
Receivable from clearing broker (Note 2)	**454,626**
Investment in securities, at fair value (cost - $29,025) (Note 1)	**29,730**
Prepaid expenses and other	**33,250**
Property and equipment (net of accumulated depreciation and amortization of $209,756) (Note 3)	**147,952**
	$1,189,006
Liabilities and Stockholders' Equity	
Liabilities:	
Accrued expenses and other liabilities (Note 4)	**$ 86,101**
Commitments (Notes 6 and 7)	
Stockholders' equity (Note 6)	**1,102,905**
	$1,189,006

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Business

Watermark Securities, Inc. ("Company") is a broker-dealer providing services for affiliated institutional clients, and clears all such transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company is exempt from the provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Summary of Significant Accounting Policies

FASB Accounting Standards Codification™

In July 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("Codification of ASC" or "ASC") to become the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification of ASC will be considered non-authoritative. The Codification of ASC does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Company's financial statements and the notes thereto have been updated to reflect new Codification of ASC references.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business, as cash and cash equivalents. All cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Valuation of Investments

Investments in securities are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Company follows ASC 820 (SFAS No. 157), "Fair Value Measurements", which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Effective June 30, 2009, the Company adopted FASB Staff Position ("FSP") No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly". FSP No. 157-4 provides additional guidance for estimating fair value in accordance with ASC 820 when the volume and level of activity for the asset or liability have significantly decreased.

The following are types of investments the Company held as of December 31, 2009:

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Cash Instruments

Certain registered money market accounts are generally categorized in Level 2 of the fair value hierarchy.

Securities Transactions

The Company records security transactions based on a trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commitments and Financial Instruments With Off-Balance Sheet Risk

The Company is subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The Company's policy is to monitor its market exposure and counterparty risk.

Income Taxes

The Company has elected S Corporation status for income tax purposes and, as such, income flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal or New York State income taxes. The statement of financial condition includes a provision for a New York State minimum tax and New York City corporate income taxes, as New York City does not recognize S corporation status.

The Company is required to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. There are no significant temporary differences between the Company's pre-tax income and taxable income.

Effective January 1, 2009, the Company adopted ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes".

It is the policy of the Company to comply with the provisions applicable to S corporations, as defined by Subchapter S of the Internal Revenue Code. Therefore, no Federal income tax provision is required.

The Company files U.S. Federal and various state and local income tax returns. No income tax returns are currently under examination. The statutes of limitations on each of the Company's U.S. Federal income tax returns remain open for the three years ended December 31, 2009. The statutes of limitations on each of the Company's state and local income tax returns may remain open for an additional year depending upon jurisdiction.

Management has analyzed the Company's tax positions taken on Federal income tax returns for all open tax years and has concluded that, as of December 31, 2009, no liabilities are required to be recorded in connection with such tax positions in the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Financial Instruments and Fair Value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820 as of December 31, 2009.

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Balance
United States:			
Financial institution:			
Cash and cash equivalents:			
Certain registered money market funds	$ -	$171,318	$171,318
Regulatory agency:			
Investment in security:			
Exchange-traded equity security	29,730	-	29,730
Total financial instruments	$29,730	$171,318	$201,048

2. Receivable from Clearing Broker

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $50,000. Included in cash and cash equivalents is $62,821 in a money market fund held in this account at December 31, 2009. These securities serve as collateral for potential defaults of the Company and for any amounts due to broker.

Receivable from clearing broker represents the net commissions due from this broker.

3. Property and Equipment

At December 31, 2009, property and equipment consists of:

	Amount
Computer equipment	$ 302,515
Furniture and fixtures	23,941
Leasehold improvements	31,252
	357,708
Less: Accumulated depreciation and amortization	(209,756)
	$ 147,952

4. Related Party Transactions

An affiliate provides certain administrative, operational, and other services whose costs are allocated to the Company. Included in accrued expenses and other liabilities is $22,283 for 2009 allocated costs that exceeded payments to this affiliate.

5. Employee Benefit Plan

The Company participates in a profit sharing plan covering substantially all employees, which provides for annual contributions as determined by the Company.

6. Regulatory Net Capital Requirements

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at December 31, 2009, the Company's regulatory net capital of $913,817 exceeded minimum requirements by $908,077 and the ratio of aggregate indebtedness to regulatory net capital was .09 to 1.

7. Commitments

The Company leases office space from an affiliate under a lease agreement expiring January 31, 2012. The future minimum annual lease payments as of December 31, 2009 under such lease are as follows:

Year ending December 31,	
2010	$ 924,000
2011	924,000
2012	77,000
	$1,925,000

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2009

BDO

BDO Seidman, LLP
Accountants and Consultants

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2009

Watermark Securities, Inc.

Contents

Watermark Securities, Inc.

Report in Accordance with Rule 17a-5(e)(4))

For the Period from April 1, 2009 through December 31, 2009

BDO

BDO Seidman, LLP
Accountants and Consultants

Watermark Securities, Inc.

Report in Accordance with Rule 17a-5(e)(4))

For the Period from April 1, 2009 through December 31, 2009

Watermark Securities, Inc.

Contents

BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
Watermark Securities, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Watermark Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, noting no differences.

2. Compared the amounts reported on the monthly unaudited Form X-17A-5 for the period covering April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with the supporting schedules and work papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 17, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043902 FINRA DEC
WATERMARK SECURITIES INC 6*6
900 3RD AVE 31TH FL
NEW YORK NY 10022-4728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 22,608.53

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (12,602.27)

7/28/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,006.26

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,006.26

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,006.26

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WATERMARK SECURITIES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

TREASURER
(Title)

Dated the 22 day of JANUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,479,967
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	19,781
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,416,398
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	376
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,436,555
2d. SIPC Net Operating Revenues	$ 9,043,412
2e. General Assessment @ .0025	$ 22,608.53

(to page 1 but not less than $150 minimum)

Watermark Securities, Inc.

Report on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5(g)(1)

Year Ended December 31, 2009

BDO

BDO Seidman, LLP
Accountants and Consultants

Watermark Securities, Inc.

Report on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5(g)(1)

Year Ended December 31, 2009

Watermark Securities, Inc.

Index

BDO

BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Watermark Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Watermark Securities, Inc. ("Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and

procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 17, 2010